Genie Energy Ltd. Announces Updated Disclosure for Exchange Offer

NEWARK, NJ — August 21, 2012:  Genie Energy Ltd., (NYSE: GNE) announced that, earlier today, it filed an amended Schedule TO, including a revised Offer to Exchange disclosure document, to address comments received from the Staff of the Securities and Exchange Commission with respect to its pending offer to exchange up to 8,750,000 outstanding shares of its Class B Common Stock, on a one-for-one basis, for shares of a newly created series of preferred stock more fully described in the Offer to Exchange.  The revised documents include the incorporation by reference of Genie’s audited financial information, selected historical and pro forma financial information, further details about percentage beneficial ownership and voting power of Howard Jonas following the exchange offer, and other clarifications to the disclosure and can be obtained free of charge from the Securities and Exchange Commission at its website (www.sec.gov), upon request to Genie Energy Ltd., 550 Broad Street, Newark, New Jersey 07102, Attention: Bill Ulrey, Vice President-Investor Relations and External Affairs, Telephone: (973) 438-3838 or by sending an email to invest@genie.com and through the investor's page of the Company’s website at www.genie.com/investors.

The exchange offer is scheduled to expire at 5:00 p.m. New York City time on September 5, 2012, unless extended by Genie.  Genie has been advised that, as of 5:00 p.m. on August 21, 2012, 33,137 shares of Class B Common Stock had been tendered for exchange.

Exchange Offer Statement

This press release is for informational purposes only and is neither an offer to exchange nor the solicitation of an offer to tender any shares. The exchange offer is made solely by the definitive Offer to Exchange, related Letter of Transmittal and other related documents. Each holder of our Class B Common Stock is urged to consult their tax advisor as to the particular tax consequences of the exchange offer to such stockholder. The materials have been included as exhibits to Genie’s exchange offer statement on Schedule TO, which was filed with the Securities and Exchange Commission. These exchange offer materials contain important information that stockholders are urged to read carefully before making any decision with respect to the offer. Investors may obtain copies of these documents for free from the Securities and Exchange Commission at its website (www.sec.gov).

ABOUT GENIE ENERGY LTD.

Genie Energy Ltd. (NYSE: GNE) is comprised of IDT Energy and Genie Oil and Gas (GOGAS).  IDT Energy is a retail energy provider (REP) supplying electricity and natural gas to residential and small business customers in the Northeastern United States.  GOGAS is pioneering technologies to produce clean and affordable transportation fuels from the world's abundant oil shale and other unconventional fuel resources.  GOGAS resource development projects include oil shale initiatives in Colorado and Israel.  For more information, visit www.genie.com.

Contact:
Genie Energy Investor Relations
Bill Ulrey
P: (973) 438-3848
E-mail: invest@genie.com